UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

AMENDMENT NO. 1

TO

SCHEDULE TO

Tender Offer Statement under Section 14(d)(1) or 13(e)(1)

of the Securities Exchange Act of 1934

GEHL COMPANY

(Name of Subject Company (Issuer))

Tenedor Corporation

and

Manitou BF S.A.

(Names of Filing Persons (Offerors))

Common Stock, par value $0.10 per share

(Title of Class of Securities)

368483103

(CUSIP Number of Class of Securities)

Marcel Claude Braud

Bruno Fille

Manitou BF S.A.

Tenedor Corporation

Z1 430 Route l’Aubiniere

BP 249

Ancenis Cedex, France 44158

+33 (2) 40-09-10-11

(Name, Address and Telephone Numbers of Person Authorized

to Receive Notices and Communications on Behalf of Filing Persons)

Copy to:

Ethan A. Klingsberg, Esq.

Cleary Gottlieb Steen & Hamilton LLP

One Liberty Plaza

New York, New York 10006

(212) 225-2000

CALCULATION OF FILING FEE

Transaction Valuation*	Amount of Filing Fee**
$328,968,630	$12,928.47

*	For purposes of calculating the filing fee pursuant to Rule 0-11(d) only, the Transaction Valuation was calculated on the basis of (i) the aggregate of 12,713,667 shares of common stock, par value $0.10 per share, of Gehl Company outstanding on a fully diluted basis as of August 31, 2008, consisting of: (a) 12,135,737 shares of common stock issued and outstanding, plus (b) 577,930 shares of common stock issuable on or before expiration of the offer pursuant to existing stock options that are exercisable at amounts below the offer price, less (ii) 1,748,046 shares of common stock beneficially owned by the offerors that will not be tendered, and (iii) the tender offer price of $30.00 per Share.
**	The filing fee, calculated in accordance with Rule 0-11 of the Securities Exchange Act of 1934, is calculated by multiplying the Transaction Valuation by 0.00003930.

☑	Check the box if any part of the fee is offset as provided by Rule 0-11(a)(2) and identify the filing with which the offsetting fee was previously paid. Identify the previous filing by registration statement number, or the Form or Schedule and the date of its filing.

Amount Previously Paid: $12,928.47	Filing Party: Tenedor Corporation and Manitou BF S.A.
Form or Registration No.: Schedule TO	Date Filed: September 8, 2008

☐	Check the box if the filing relates solely to preliminary communications made before the commencement of a tender offer.

Check the appropriate boxes below to designate any transactions to which the statement relates:

☑	third-party tender offer subject to Rule 14d-1.

☐	issuer tender offer subject to Rule 13e-4.

☑	going-private transaction subject to Rule 13e-3.

☑	amendment to Schedule 13D under Rule 13d-2.

Check the following box if the filing is a final amendment reporting the results of the tender offer:  ☐

This Amendment No. 1 to Schedule TO (this “Amendment No. 1”) amends and supplements the Tender Offer Statement, Rule 13e-3 Transaction Statement and amended Schedule 13D Beneficial Ownership Statement initially filed with the Securities and Exchange Commission on September 8, 2008 on Schedule TO (the “Schedule TO”). This Amendment No. 1 and the Schedule TO relate to the offer by Tenedor Corporation, a Wisconsin corporation (“Purchaser”) and a direct wholly-owned subsidiary of Manitou BF S.A., a French limited company (Société Anonyme) (“Parent”), to purchase all outstanding shares of common stock, par value $0.10 per share (the “Shares”), of Gehl Company, a Wisconsin corporation (the “Company”), at a price of $30.00 per Share, net to the seller in cash, without interest thereon and less any required withholding taxes, upon the terms and subject to the conditions set forth in the Offer to Purchase dated September 7, 2008 (the “Offer to Purchase”) and in the related Letter of Transmittal (which, together with any amendments or supplements thereto, collectively constitute the “Offer”), which are annexed to and filed with the Schedule TO as Exhibits (a)(1)(A) and (a)(1)(B), respectively.

This Amendment No. 1 and Schedule TO also relate to the Agreement and Plan of Merger, dated as of September 7, 2008, among Parent, Purchaser and the Company pursuant to which, after the completion of the Offer and the satisfaction or waiver of certain conditions, Purchaser will be merged with and into the Company and the Company will be the surviving corporation and a subsidiary of Parent.

This Amendment No. 1 is being filed on behalf of Parent and Purchaser to amend and supplement the exhibit index in order to file additional materials as exhibits to the Schedule TO.

Item 12 is amended and supplemented to include the following exhibits:

(a)(1)(I)	Letters to Dealers of the Gehl Company, dated September 8, 2008 (Incorporated by reference to Exhibit (a)(6) to Schedule 14D-9, dated September 7, 2008, filed by Gehl Company)

(a)(1)(J)	Letters to Gehl Company Employees, dated September 8, 2008 (Incorporated by reference to Exhibit (a)(7) to Schedule 14D-9, dated September 7, 2008, filed by Gehl Company)

(c)(8)	Presentation of Robert W. Baird & Co. to the Board of Directors, dated May 14, 2008 (Incorporated by reference to Exhibit (c)(8) to Amendment No. 1 to Schedule 13E-3, dated September 9, 2008, filed by Gehl Company)*

(c)(9)	Presentation of Robert W. Baird & Co. to the Board of Directors, dated June 5, 2008 (Incorporated by reference to Exhibit (c)(9) to Amendment No. 1 to Schedule 13E-3, dated September 9, 2008, filed by Gehl Company)*

(c)(10)	Presentation of Robert W. Baird & Co. to the Board of Directors, dated July 25, 2008 (Incorporated by reference to Exhibit (c)(10) to Amendment No. 1 to Schedule 13E-3, dated September 9, 2008, filed by Gehl Company)*

*	Portions of this exhibit have been redacted and are subject to a confidential treatment request filed with the Secretary of the Securities and Exchange Commission pursuant to Rule 24b-2 under the Securities and Exchange Act of 1934, as amended. The redacted material was filed separately with the Securities and Exchange Commission.

SIGNATURE

After due inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Manitou BF S.A.

By:	/s/ Bruno Fille
Name:	Bruno Fille
Title:	Executive Vice President

Tenedor Corporation

By:	/s/ Bruno Fille
Name:	Bruno Fille
Title:	Executive Vice President

Dated: September 9, 2008

EXHIBIT INDEX

(a)(1)(I)	Letters to Dealers of the Gehl Company, dated September 8, 2008 (Incorporated by reference to Exhibit (a)(6) to Schedule 14D-9, dated September 7, 2008, filed by Gehl Company)

(a)(1)(J)	Letters to Gehl Company Employees, dated September 8, 2008 (Incorporated by reference to Exhibit (a)(7) to Schedule 14D-9, dated September 7, 2008, filed by Gehl Company)

(c)(8)	Presentation of Robert W. Baird & Co. to the Board of Directors, dated May 14, 2008 (Incorporated by reference to Exhibit (c)(8) to Amendment No. 1 to Schedule 13E-3, dated September 9, 2008, filed by Gehl Company)*

(c)(9)	Presentation of Robert W. Baird & Co. to the Board of Directors, dated June 5, 2008 (Incorporated by reference to Exhibit (c)(9) to Amendment No. 1 to Schedule 13E-3, dated September 9, 2008, filed by Gehl Company)*

(c)(10)	Presentation of Robert W. Baird & Co. to the Board of Directors, dated July 25, 2008 (Incorporated by reference to Exhibit (c)(10) to Amendment No. 1 to Schedule 13E-3, dated September 9, 2008, filed by Gehl Company)*

*	Portions of this exhibit have been redacted and are subject to a confidential treatment request filed with the Secretary of the Securities and Exchange Commission pursuant to Rule 24b-2 under the Securities and Exchange Act of 1934, as amended. The redacted material was filed separately with the Securities and Exchange Commission.